Mail Stop 3561

      							September 30, 2005


Mr. Miles S. Nadal
Chairman, President and Chief Executive Officer
MDC Partners Inc.
45 Hazelton Avenue
Toronto, Ontario M5R 2E3

	Re:	MDC Partners Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed April 18, 2005

		Form 10-Q for Fiscal Quarter Ended June 30, 2005
		File No. 1-13178

Dear Mr. Nadal:

      We have reviewed your supplemental response letter dated September 13, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 31, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-K for Fiscal Year Ended December 31, 2004

Note 16. Gain on Sale of Assets and Settlement of Long-term Debt, page 94

1. In your response to prior comment 2, you state that in analyzing the embedded derivatives you have identified the following: a call option that you, as the issuer, wrote and a put option that you purchased. You note that both options are contingent upon the same conditions occurring/not occurring, and both have the same strike price. You also indicate that prior to either the put or call being exercised, you have agreed to pay the holder of the Exchangeable Securities the equivalent of the distribution paid on the CDI Units, subject to a floor of 3% per annum. You have analyzed these in the aggregate, and determined that you have a "synthetic total return swap". You have then determined that this "synthetic total return swap" qualifies as a non-option based derivative.

It is unclear to us how you determined that this is a "synthetic total return swap" in light of the minimum payment (the floor of 3%
per annum). A typical total return swap would have the Exchangeable
Securities bear interest at an adjustable rate equal to the equivalent percentage of the actual monthly distribution paid on the
CDI unit. Tell us the consideration you gave to the 3% floor in determining that this was a "synthetic total return swap."

2. While we concur that DIG Issue B20 applies when the embedded derivative is a non-option derivative, it is unclear to us how you have met the criteria to consider this a non-option derivative.
In
light of the above comment, please provide us with additional information to support your conclusion.

3. You believe that fluctuations in the trading value of the Exchangeable Securities subsequent to their issuance are purely a result of the fair value of the embedded derivative instruments. This assertion appears to be based upon the fact that the debt host is a LIBOR based instrument, and that there have been no changes to your creditworthiness. Tell us the consideration you have given to the 3% floor in making this determination, as it would appear that the existence of a floor may result in a fixed rate debt host. If the Exchange Security was considered a fixed rate debt host, it would appear that a portion of the change in its value would be the result of changes in the embedded derivative, while a portion of the change would be due to changes in interest rates.

Note 17.  Segmented Information

4. We have considered the information provided to us in your letter dated September 13, 2005, in response to comment 1, along with prior correspondences and information included in your filed documents. As explained more fully below, we are of the view that your aggregation of the operating segments within the MarCom group reportable segment does not comply with the guidance in SFAS No. 131.

You concluded on page 7 of your letter that the entities within the
MarCom group meet the criteria set out in SFAS No. 131 paragraph
17
a. to e.  However, in addition to these criteria, Statement 131 only
permits aggregation of operating segments if (a) aggregation is consistent with the objective and basic principles of Statement 131 and (b) the segments have similar economic characteristics. The objective of Statement 131 is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise`s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole.

We note that, in your letter dated September 13, 2005, management identified the following circumstances concerning the economic characteristics of the operating segments aggregated within the MarCom Group:

* The operating segments in the MarCom Group have a volatile revenue
stream that "results in significant swings in profitability and staff
costs to revenue from period to period for most of the operating segments."
* The reputations of KBP LLC ("KBP") and Crispin Porter & Bogusky ("CPB") "for quality and innovative work have provided KBP and CPB with the opportunity to perform services at a more profitable level, resulting in a general overall higher gross margin."
* TargetCom "provides a specific highly focused type of direct marketing which provides its customers with a measurable result. Such specialized services enable TargetCom to obtain higher margins than other entities."
* Northstar "provides a significant amount of marketing communications related research, which requires the use of a significant amount of focus group services." "[T]he gross margins for
Northstar have consistently been below the 30-40% range."
* Accent Marketing Services LLC provides marketing strategy
services
that "include the design, development and implementation of direct marketing campaigns" and "include the use of Accent`s call center facilities." In addition, we note in your letter dated July 15, 2005 that "[b]ecause Accent is providing data, its cost structure is different than that of the other business units..."

We note your gross margin analysis shows that there have been significant differences in gross margins among the operating segments and you forecast that these material differences will continue.
In
addition, you state in your July 15, 2005 letter that "it is expected that the larger agencies will produce higher operating income as a percentage of revenue due to the advantage of scale."

We note you provide in your Management Presentations, as furnished in
Forms 8-K, an analysis of MarCom revenues by region and by discipline, separately identifying Advertising/Integrated
Communications, CRM and Direct Marketing, and Specialty
Communications and Consulting.

Given the disparity of the operating segments gross margins and the differences in their operations and prospects, we believe separate reporting of segment information would materially improve an investor`s understanding of the company`s performance, prospects for future net cash flows, and assist them in making informed judgments about the company as a whole. We request that management reassess the aggregation of the operating segments within the MarCom group.
You
should explain to us how your revised segment disclosures fully comply with SFAS No. 131 and file revised financial statements reflecting this corrected disclosure.

5. We note in your response to prior comment 1 that Metaca`s operating loss in 2004 was in excess of 10% of the absolute amount of the reported profit. In light of Metaca meeting the quantitative threshold discussed in paragraph 18 of SFAS 131, you should revise your disclosure to present Metaca as a separate reportable segment for each year presented.

6. We note that you have furnished Forms 8-K disclosing revenues for
each category of services that you provide.  Please disclose this information in your segment footnote in accordance with paragraph
37
of SFAS 131.

Item 9.  Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosures, page 116

7. We note your response to prior comment 3. The guidance set forth in Exchange Act Release No. 29,354 (Multijurisdictional Disclosure and Modifications to the Current Registration and Reporting System for Canadian Issuers, Securities Act Release No. 6902, Exchange Act
Release No. 29,354) that you have cited in your response is more appropriately viewed as an accommodation, to enable a registrant to make filings with the Commission during a year, such that the registrant is not required to continually reassess whether they meet the definition of a foreign private issuer. However, to the extent the registrant is aware that they no longer qualify as a foreign private issuer, we do not believe it is appropriate to rely upon the guidance in that Release as a justification for not filing domestic reports. However, in light of the fact that the change of accountants occurred in May 2004 and an audit report signed by the new accountants was included in the Form 10-K for 12/31/04, we will not continue to object to the lack of an Item 4.01 Form 8-K being filed reporting this event.



*    *    *    *




      Please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3810 with any other questions.





								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Miles S. Nadal
MDC Partners Inc.
September 30, 2005
Page 5